LITHIUM AMERICAS CORP.

3260 – 666 Burrard Street

Vancouver, BC V6C 2X8

(778) 656-5820

May 21, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lithium Americas Corp.
Registration Statement on Form S-3 (File No. 333-287327)

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lithium Americas Corp. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-287327) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on May 23, 2025, or as soon as practicable thereafter.

Very truly yours

Lithium Americas Corp.

By:	/s/ Edward Grandy
Edward Grandy
Senior Vice President, General Counsel and Corporate Secretary